UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Explanatory Note

On May 13, 2024, Lilium N.V. (“Lilium”) published a press release announcing that it is in advanced discussions with the French government on plans to expand its high-volume production capacity with an industrial footprint in France and on potential government subsidies and loan guarantees. This follows a French government announcement of the talks at the Choose France Summit in Paris on May 13, 2024. If this project moves forward Lilium estimates that it could result in total future investment by Lilium of up to €400 million into France over several years, and has the potential to create up to 850 new direct jobs in France.

These discussions are ongoing and the outcome of any such discussions (including the size of Lilium’s ultimate investment) will depend on a number of variables, many of which are outside of Lilium’s control. There can be no assurances that Lilium’s discussions with the French government will continue successfully or result in any government subsidies and/or loan guarantees or result in any expansion of Lilium’s industrial footprint, and related investment, into France.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Incorporation by Reference

The first and second paragraphs of the Explanatory Note above are hereby incorporated by reference into the Company’s registration statements on the Forms F-3 filed with the SEC on May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333- 267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information contained in this Report on Form 6-K and the Exhibit attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding: (i) Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model; (ii) the markets and industry in which the Lilium Group operates or intends to operate, including the estimated potential size of the global eVTOL market; (iii) the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, including the Lilium Jet’s entry into service; (iv) the timing and successful completion of discussions with the French government regarding development of production capacity in France and the possibility of any related government loans or guarantees, and (v) the size and timing of any prospective investment by Lilium Group into facilities located in France. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “on track,” “plan,” “project,” “should,” “strategy,” “targeted,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risk and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K and the Exhibit attached hereto include those risks and uncertainties discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, on file with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and Lilium assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
	Name:	Klaus Roewe
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release dated May 13, 2024 - Lilium in advanced discussions with French government to expand industrial footprint with high-volume facilities in France